Filed by People’s United Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc.

Commission File No.: 001-33326

Date: February 22, 2021

People’s United Announces Merger with M&T Bank

To:	All Employees

From:	Jack Barnes, CEO, People’s United Bank

Date:	February 22, 2021

This morning I want to share an important update with all employees on the future growth and evolution of People’s United. Today People’s United announced that it has signed a definitive agreement to merge with M&T Bank Corp. The combination will bring together two like-minded community banks to create a diversified, community-focused banking franchise with approximately $200 billion in assets and a network of 1,135 branches that spans 12 states from Maine to Virginia and the District of Columbia, operating under the M&T name.

What does this mean for me? I know this may be unexpected to some of you, but it’s important you know that this was not a decision we took lightly or rushed into, and we were very thoughtful in selecting the right partner, which we found in M&T. For People’s United, M&T is a strong strategic partner which shares a similar culture, approach to service, complementary offerings and footprint, a shared commitment to community giving, and a philosophy of treating employees with integrity and respect.

While there is much that remains unknown at this early stage, a large component of the merger’s value proposition for M&T is our people. People’s United and M&T understand this can be an uncertain time and we both are committed to communicating with the care and empathy that have long defined both of our approaches to banking. You can expect several things throughout this process.

We are committed to:

•	Communicating regularly and transparently

•	Offering clear timelines on what’s happening and when

•	Providing resources to support you as you learn more about M&T’s culture

•	Creating opportunities to have your questions answered

I am sure many questions are coming to mind and we will begin to answer some of them this morning during a 10 AM all employee Town Hall, the invite for which should already be on your calendars. I encourage you all to attend.

Who is M&T? Headquartered in Buffalo, N.Y., M&T is one of the 20 largest U.S. based banks with more than $140 billion in assets and 17,000 employees serving the Northeast region providing retail, commercial, investment, insurance and mortgage services to families, businesses, and government clients. It also provides international corporate and institutional services, investment management, and private banking through its subsidiary Wilmington Trust. It serves customers across nearly 1,000 locations in New York, Maryland, New Jersey, Pennsylvania, Delaware, Connecticut, Virginia, West Virginia, and Washington D.C. M&T places an emphasis on having a strong local presence in each of their communities and developing lasting relationships with their customers.

It’s important to note that the closing of the transaction is subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company and is not expected to close until the fourth quarter of 2021. Until then, People’s United and M&T will continue to operate as separate companies and “business as usual.”

Attached you will find an FAQ that will begin to answer many of the initial questions you may have and talking points that can be used when speaking to customers, or anyone outside of the bank who may ask about the merger. Front line employees should connect with their managers for further specifics on addressing your unique client base and smaller divisional meetings will be scheduled where divisional leaders will share more specifics. Again, we are committed to continual communication in the weeks and months ahead. We will also be establishing an M&T merger email box in the next couple of days for employees to submit questions. While we may not respond to all directly, they will be addressed in future communications.

It’s important we operate business as usual for now and continue to deliver the exceptional level of service our customers have come to expect. For more information you can also view the joint press release that was issued this morning.

Thank you for your continued focus, hard work and support of each other as we begin the next chapter of the bank and navigate through the transition period in the weeks and months to come as one united team.

Thank you,

Jack

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a joint proxy statement of People’s United Financial, Inc. (“People’s United”) and M&T. INVESTORS AND SHAREHOLDERS OF PEOPLE’S UNITED AND M&T AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLE’S UNITED, M&T AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about People’s United and M&T, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202, or Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of People’s United and M&T in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are based on current expectations, estimates and projections about People’s United’s and M&T’s businesses, beliefs of People’s United’s and M&T’s management and assumptions made by People’s United’s and M&T’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and People’s United’s and M&T’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between People’s United and M&T; the outcome of any legal proceedings that may be instituted against People’s United or M&T; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; and the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where People’s United and M&T do business. People’s United provides further detail regarding these and other risks and uncertainties in its 2019 Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and People’s United does not assume any duty and does not undertake to update forward-looking statements.